SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
LUMINENT MORTGAGE CAPITAL, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
550278303
(CUSIP Number)
Juan C. Bou
Arco Capital Corporation Ltd.
c/o Arco Capital Management LLC
City View Plaza Suite 800
Road 165 Km. 1.2
Guaynabo, PR 00968
(787) 993-9659
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 10, 2007
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 14 Pages)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	550278303

1	NAME OF REPORTING PERSON ARCO CAPITAL CORPORATION LTD.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
	98-0529366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		38,988,052

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,616,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		38,988,052

WITH	10	SHARED DISPOSITIVE POWER

		2,616,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,604,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	550278303

1	NAME OF REPORTING PERSON ARCO CAPITAL MANAGEMENT LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
	66-069-2732

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Puerto Rico

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,988,052

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,988,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,604,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON

	IA

CUSIP No.	550278303

1	NAME OF REPORTING PERSON WESTERN GAILES CAPITAL MANAGEMENT LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
	20-2310198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Connecticut

	7	SOLE VOTING POWER

NUMBER OF		150,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		41,454,847

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150,000

WITH	10	SHARED DISPOSITIVE POWER

		41,454,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,604,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON

	OO
[ADD ADDITIONAL PAGES AS NECESSARY]

CUSIP No.	550278303

1	NAME OF REPORTING PERSON ISTAN LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
	20-3808508

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		250,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		41,354,847

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		250,000

WITH	10	SHARED DISPOSITIVE POWER

		41,354,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,604,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON

	OO
[ADD ADDITIONAL PAGES AS NECESSARY]

CUSIP No.	550278303

1	NAME OF REPORTING PERSON INTERINVESTCO LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
	20-3027922

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,216,795

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,388,052

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,216,795

WITH	10	SHARED DISPOSITIVE POWER

		39,388,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,604,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON

	OO
[ADD ADDITIONAL PAGES AS NECESSARY]

CUSIP No.	550278303

1	NAME OF REPORTING PERSON ROBERT KOENIGSBERGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,216,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,216,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,604,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	550278303

1	NAME OF REPORTING PERSON DILEK KOENIGSBERGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		250,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,604,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON

	IN
[ADD ADDITIONAL PAGES AS NECESSARY]

CUSIP No.	550278303

1	NAME OF REPORTING PERSON JAY JOHNSTON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,366,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,366,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,604,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON

	IN
[ADD ADDITIONAL PAGES AS NECESSARY]

CUSIP No.	550278303

1	NAME OF REPORTING PERSON AILSA CRAIG CAPITAL MANAGEMENT LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
	20-6441715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,604,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%

14	TYPE OF REPORTING PERSON

	PN
[ADD ADDITIONAL PAGES AS NECESSARY]

SCHEDULE 13D
Item 1. Security and Issuer.
This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Shares”), of Luminent Mortgage Capital, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive office is 101 California Street, San Francisco, California 91411.
Item 2. Identity and Background.
This statement is being filed jointly by the following persons (collectively, the “Reporting Persons”), and each Reporting Person other than ARW disclaims beneficial ownership of the Common Shares that are issuable upon exercise of the Warrants described below:

(a) — (c)	•	Arco Capital Corporation Ltd. (“ARCO”), an exempted company organized under the laws of the Cayman Islands engaged in lending and acquisition activities;

	•	Arco Capital Management LLC (“ACM”), an investment adviser based in San Juan, Puerto Rico;

	•	Western Gailes Capital Management LLC (“WGC”), a Connecticut limited liability company engaged in investing activity;

	•	ISTAN LLC (“Istan”), a Delaware limited liability company engaged in investing activity;

	•	Interinvestco LLC (“Interinvestco”), a Delaware limited liability company engaged in investing activity;

	•	Dilek Koenigsberger, an individual private investor and the sole member of Istan;

	•	Robert Koenigsberger, an individual whose principal business occupation is the management of ACM, and the husband of Dilek Koenigsberger;

	•	Jay Johnston (“Johnston”), an individual whose principal business occupation is the management of ACM; and

	•	Ailsa Craig Capital Management LP (“Ailsa Craig”), a Colorado limited partnership engaged in investing activity of which Johnston is the general partner.
The business address for WGC and Interinvestco is 20 Dayton Avenue, Greenwich, CT 06830. The business address for Istan is 1 Devereux Court, Rye, New York 10580. The business address for each other Reporting Person is c/o ACM, City View Plaza Suite 800, Road 165 Km. 1.2, Guaynabo, PR 00968.
Each of the Reporting Persons disclaims beneficial ownership of any outstanding Common Shares that are not directly owned by that Reporting Person or by an entity that is controlled by that Reporting Person and each Reporting Person other than ARCO disclaims beneficial ownership of the Common Shares that are issuable upon exercise of the warrants described below. The Reporting Persons nonetheless are filing jointly because their business and other relationships may cause them to be deemed to share beneficial ownership of Common Shares directly owned by the Reporting Persons.
ACM is an investment adviser and the name and present principal occupation or employment of each director and executive officer of ACM is incorporated herein by reference to ACM’s Form ADV (CRD No. 143157) as filed with the Securities and Exchange Commission on January 24, 2007.
(d), (e) During the last five years, none of the Reporting Persons and none of the managers, directors or executive officers of any Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each director and executive officer of ARCO is a citizen of the United States except Evgeni Ivanov, a director, who is a citizen of Bulgaria, and Carlos Iturralde, a director, who is a citizen of Bolivia.
Item 3. Source and Amount of Funds or Other Consideration.
The funds used by the Reporting Persons in acquiring beneficial ownership of the Common Shares covered by this statement came from the working capital and funds on hand of the Reporting Persons.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the Common Shares beneficially owned by them for investment purposes. The Reporting Persons expect to continually monitor and re-evaluate their investments in the Common Shares.
The Reporting Persons believe that the Issuer’s business has been adversely affected by the liquidity and related issues that recently have affected many of the participants in the U.S. residential mortgage markets. The Reporting Persons believe that the Issuer’s business as operated before the recent credit and liquidity squeeze was fundamentally sound and that, assuming these adverse market conditions prove to be relatively short-lived, an investment in the Issuer at the present time may offer attractive returns.
The Reporting Persons’ beneficial ownership of Common Shares has two components:
•	Common Shares acquired in open market purchases (details of these purchases are provided in the response to Item 5(c) below); and

•	Common Shares issuable upon the exercise of warrants (the “Warrants”) that have been granted to ARCO pursuant to the Capital Stock Warrant Agreement, dated August 17, 2007 (the “Warrant Agreement”), in consideration of ARCO’s providing certain funding to the Issuer.
A copy of the Warrant Agreement is attached hereto as Exhibit 2 and incorporated herein by this reference. A copy of a letter of intent between ARCO and the Issuer relating to the provision and/or arrangement of funding by ARCO is attached hereto as Exhibits 3 and is incorporated herein by this reference. Pursuant to the letter of intent, the Issuer’s Board of Directors must vote unanimously to approve the election of four members satisfactory to ARCO and four existing members of the Issuer’s Board of Directors must submit resignations to take effect upon the newly elected directors assuming positions on the Issuer’s Board of Directors.
In the future, the Reporting Persons may undertake various actions or initiatives from time to time with respect to the Issuer. Subject to applicable law and regulation and depending upon various factors, including, the financial performance of the Issuer, the availability and price of Common Shares, and other general market and investment conditions, those actions may include:
•	acquiring additional Common Shares, through open market purchases or otherwise;

•	selling, trading, engaging in short shelling of, hedging or entering into any similar transactions with respect to the Common Shares, through open market transactions or otherwise;

•	seeking additional representation on the Issuer’s Board of Directors;

•	engaging in transactions for the purpose of providing funding for the Issuer, including by purchasing assets of the Issuer and by extending credit on a secured basis;

•	proposing or seeking to facilitate various extraordinary transactions including mergers, acquisitions, dispositions, changes in dividend policy or capital structure; or

•	taking any other actions, including engaging or participating in transactions, that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer.
Such transactions may take place at any time and without prior notice.
Item 5. Interest in Securities of the Issuer.
(a), (b) Based on information provided by the Issuer, there were 43,303,004 Common Shares issued and outstanding as of August 17, 2007. As to each Reporting Person, Items (7)-(11) and (13) of the applicable cover page are incorporated herein by reference.
Pursuant to the Warrant Agreement, ARCO has the right to purchase, at a price of $0.18 per share, at any time until the fifth anniversary of the date of the Warrant Agreement, a combination of Common Shares and shares of a newly-created class of non-voting preferred stock of the Issuer that in the aggregate represent 51% of the equity of the Issuer. So long as the Issuer’s 8.125% Convertible Senior Notes due 2027 (the “Convertible Notes”) are outstanding and the holders of the Convertible Notes have the right to cause their Convertible Notes to be redeemed following a change in control of the Issuer, the maximum number of Common Shares that may be issued to ARCO upon the exercise of the Warrants granted under the Warrant Agreement is the number that, together with all other Common Shares beneficially owned by ARCO, would result in ARCO owning 49% of the issued and outstanding Common Shares. Based upon 43,303,004 Common Shares outstanding, if ARCO were deemed to be the beneficial owner of the 2,616,795 Common Shares reported in this statement as beneficially owned by other Reporting Persons, the maximum number of Common Shares that ARCO could acquire upon exercise of the Warrants would be 38,988,052 (representing approximately 47.4% of the Common Shares that would be outstanding following the exercise). ACM does not directly own any Common Shares or the right to acquire any Common Shares, however ACM acts as ARCO’s investment adviser and accordingly may be deemed to share beneficial ownership of the Common Shares issuable on exercise of the Warrants.
WGC directly owns 150,000 Common Shares (representing approximately 0.35% of the Common Shares outstanding). WGC is wholly owned by Ailsa Craig, which therefore may be deemed to share beneficial ownership of those Common Shares. Jay Johnston, as the general partner of Ailsa Craig, also may be deemed to share beneficial ownership of those Common Shares. Interinvestco owns 2,216,795 Common Shares (representing approximately 5.1% of the Common Shares outstanding). Interinvestco is owned by two trusts whose settlors are Jay Johnston and Robert Koenigsberger.
Istan owns 250,000 Common Shares (representing approximately 0.58% of the Common Shares outstanding). Istan is wholly owned by Dilek Koenigsberger, who therefore may be deemed to share beneficial ownership of those Common Shares.
(c) The trading dates, number of Common Shares purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all brokered transactions, are set forth below:

		Number of Shares
Reporting Person	Date	Purchased / (Sold)	Price Per Share
Western Gailes Capital Management LLC	August 3, 2007	53,000	$6.5344

Western Gailes Capital Management LLC	August 6, 2007	25,000	$4.8564

Western Gailes Capital Management LLC	August 7, 2007	60,000	$0.518

Western Gailes Capital Management LLC	August 8, 2007	12,000	$1.045

ISTAN LLC	August 7, 207	250,000	$0.9015

Interinvestco LLC	August 9, 2007	599,316	$0.806318

Interinvestco LLC	August 9, 2007	44,467	$0.875

Interinvestco LLC	August 10, 2007	1,570,382	$1.1438

Interinvestco LLC	August 10, 2007	2,630	$0.805
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares reported herein.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The response to Item 4 is incorporated herein by reference. Furthermore, effective as of August 14, 2007, ARCO arranged for a purchaser to enter into reverse master repurchase agreements with each of the following subsidiaries of the Issuer: Mercury Mortgage Finance Statutory Trust (“Mercury”), Saturn Portfolio Management, Inc. (“Saturn”) and Minerva Mortgage Finance Corporation (“Minerva”). Pursuant to these agreements, Mercury, Saturn and Minerva sold mortgage backed securities to the purchaser for an aggregate purchase price of $64,927,627.45. Each of Mercury, Saturn and Minerva is required to repurchase the assets upon demand, upon satisfaction of certain notice requirements, at an amount equal to the purchase price plus interest accrued thereon at a rate of Libor plus 4.00%. The Warrants were issued to ARCO by the Issuer as partial consideration for ARCO’s role in arranging the repurchase agreements. Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DOCUMENT
1	Joint Filing Agreement by and among the Reporting Persons, dated August 21, 2007.

2	Capital Stock Warrant Agreement dated August 17, 2007.

3	Letter of Intent, dated August 16, 2007, by and between ARCO and the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 21, 2007

Arco Capital Corporation Ltd.

By:	/s/ Francesco N. Piovanetti

	Name:	Francesco N. Piovanetti

	Title:	President and Chief Operating Officer

Arco Capital Management LLC

By:	/s/ Francesco N. Piovanetti

	Name:	Francesco N. Piovanetti

	Title:	President

Western Gailes Capital Management LLC

By:	/s/ Jay Johnston

	Name:	Jay Johnston

	Title:	Sole Manager

ISTAN LLC

By:	/s/ Dilek Koenigsberger

	Name:	Dilek Koenigsberger

	Title:	Sole Manager

Interinvestco LLC

By:	/s/ Jay Johnston

	Name:	Jay Johnston

	Title:	Manager

Dilek Koenigsberger

Robert Koenigsberger

Jay Johnston

Ailsa Craig Capital Management LP

By:	/s/ Jay Johnston

	Name:	Jay Johnston

	Title:	General Partner

EXHIBIT INDEX

EXHIBIT	DOCUMENT
1	Joint Filing Agreement by and among the Reporting Persons, dated August 21, 2007.

2	Capital Stock Warrant Agreement, dated August 17, 2007.

3	Letter of Intent, dated August 16, 2007, by and between ARCO and the Issuer.